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                                                                    EXHIBIT 99.6

VIA FACSIMILE

March 23, 1999

Mr. Mark Mace
Senior Vice President
Karrington Senior Living
919 Old Henderson Road
Columbus, OH   43220

      RE: OPERATING CAPITAL

Dear Mr. Mace:

Pursuant to paragraph 6 of Amendment No. 1 to Agreement of Merger, dated March 4, 1999, Sunrise Assisted Living, Inc. ("Sunrise") agreed to make available to Karrington Health, Inc. ("Karrington") an additional fully secured line of credit in the principal amount of up to $6.5 million for working capital needs.
Section 5.2(c)(ii) of the Agreement of Merger sets forth restrictions on Karrington's ability to incur indebtedness for borrowed money prior to the effective time of the merger.

We have received a draft letter, attached hereto, stating commitments JMAC, Inc. ("JMAC") is prepared to make to Karrington when Sunrise delivers its extension of the maturity date of the line of credit to January 1, 2000 and extension of the waivers of the Meditrust loan and lease covenants.

This letter confirms that if Karrington's cash requirements prior to the effective time of the merger exceed the funding available under the increased line of credit referred to above, Sunrise will cooperate with JMAC and Karrington to alleviate the shortage of funds. If Sunrise is limited or unable to or does not provide such additional funds to Karrington, Sunrise hereby consents to working with JMAC to allow JMAC to make additional loans to Karrington.

This letter also confirms that the maturity date of the line of credit (totaling up to $16.5 million) from Sunrise to Karrington has been extended to January 1, 2000.

Please call me should you have any questions.

Sincerely,

/s/ James S. Pope

James S. Pope
Senior Vice President of Finance

cc:     Dave Faeder
        Tom Newell
        Dan Gorham


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